

July 21, 2015

<u>VIA E-MAIL</u>
Mr. Jeffrey D. Symes
Senior Vice President, Chief Accounting Officer and Controller
FelCor Lodging Trust Incorporated
545 E. John Carpenter Freeway, Suite 1300
Irving, Texas 75062

> **Re: FelCor Lodging Trust Incorporated**
> **Form 10-K for the year ended December 31, 2014**
> **Filed on February 27, 2015**
> **File No. 001-14236**
>
> **FelCor Lodging Limited Partnership**
> **Form 10-K for the year ended December 31, 2014**
> **Filed on February 27, 2015**
> **File No. 333-39595-01**

Dear Mr. Jeffrey D. Symes:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2014</u>

<u>Note 8 – Joint Venture Transaction, pages 78 – 79</u>

1. Given the significance of your gain on sale of investment in unconsolidated entities, please clarify how you determined the related unconsolidated entities were not significant to require separate financial statements pursuant to Rule 3-09 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551 - 3468 or me at (202) 551 - 3629 with any questions.

Sincerely,

/s/ Kevin Woody

Kevin R. Woody
Branch Chief